

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

Via E-mail
Tracy Gardner
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, NY 10010

>   **Re: dELiA*s, Inc.**
>   **Pre-Effective Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed May 2, 2014**
>   **File No. 333-194623**

Dear Ms. Gardner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 14, 2014 and your statement that you will not request acceleration of the effective date of the registration statement until the annual meeting, and that if you do not receive shareholder approval at the annual meeting, that you will amend the registration statement to remove from registration the Subsequent Conversion Shares. If shareholder approval is obtained at the annual meeting, please amend your registration statement to reflect the conversion of the Subsequent Conversion Shares.

2. We note your Form 8-K filed on May 13, 2014 which reports a notification from NASDAQ that you are not currently in compliance with Nasdaq Listing Rule 5450(a)(1). Please revise your prospectus cover page to reflect this notice, unless you regain compliance with such listing standard before the next amendment to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: William D. Freedman, Esq.
        Troutman Sanders LLP